Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name	State or Jurisdiction of Incorporation

Alabama Sand and Gravel, Inc.	Delaware
Globe Metais Industria e Comercio S.A.	Brazil
Globe Metales S.A.	Argentina
Globe Metallurgical, Inc.	Delaware
LF Resources, Inc.	Delaware
Ningxia Yongvey Coal Industrial Co., Ltd.	China
Solsil, Inc.	Delaware
Ultracore Energy S.A.	Argentina
Ultra Core Corporation	Illinois
West Virginia Alloys, Inc.	Delaware